Annual Notice Dated May 1, 2026
SECUREPATHSM NY
Issued through
Transamerica Financial Life Insurance Company

Separate Account VA QNY
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your SecurePathSM NY, a flexible premium deferred variable annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Financial Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Financial Life Insurance Company and for Separate Account VA QNY (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/889353J591?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2010, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS
Administrative and Service Office - Transamerica Financial Life Insurance Company, 6400 C Street SW, Cedar Rapids, IA 52499-0001, (800) 525-6205.
Account Value - The sum of the variable accumulated value and the general account options accumulated value.
Annuity Date - The date on which the annuitization phase of the Policy begins.
Fixed Account - One or more investment choices under the Policy that are part of the Company’s general assets and are not in the Separate Account.
Owner (You, Your) - The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the annuitant and before the annuity commencement date is the person designated as the Owner in the information that we require to issue a Policy.
Policy – The individual Policy.
Policy Value - On or before the annuity commencement date, the Policy Value is equal to the Owner’s:
• premium payments; minus
• gross partial surrenders; plus
• interest credited in the Fixed Account; plus
• accumulated gains in the Separate Account; minus
• accumulated losses in the Separate Account; minus
• service charges, rider fees, premium taxes, transfer fees, and other charges, if any
Policy Year - A Policy Year begins on the Policy date and on each anniversary thereof.
Portfolio - The investment Portfolio underlying each variable Subaccount in which we will invest any amount the Owner allocates to that variable Subaccount.
Separate Account - Separate Account VA QNY, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the Policies may be allocated.
Separate Account Value - The portion of the Policy Value that is invested in the Separate Account.
Subaccount - A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund Portfolio.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix - Portfolio Companies Available Under the Policy.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix - Portfolio Companies Available Under the Policy.
  For updated Portfolio performance information please refer to the Appendix - Portfolio Companies Available Under the Policy.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY

Your Policy prospectus dated May 1, 2010, as supplemented, contains more information about the Policy’s features, benefits, and risks.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?	No. The base Policy does not impose a surrender charge on early withdrawals.			Annuity Policy Fee Table and Expense Examples
Are There Transaction Charges?
Yes.
Transfer Fee. There is no fee for the first 12 transfers per Policy Year. For additional transfers, the Company may charge a fee of $10 per transfer.
Special Service Charge. We may charge a fee of up to $25 for services such as overnight delivery or other expedited processing.
Premium Taxes: Deducted from the Policy Value upon surrender, annuitization, or death benefit payment, if applicable in Your state.
Annuity Policy Fee Table and Expense Examples Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Policy Fee Table and Expense Examples Expenses
	Annual Fee	Minimum	Maximum
	Base Policy[1]	0.65%
	Portfolio Company (fund fees and expenses)[2],3	0.54%	1.02%
	Optional Benefit Expenses (if elected)[4]	0.20%	1.65%
1As a percentage of Separate Account Value.
2As a percentage of net asset value.
[3]See below Appendix: Investment Options Available Under the Policy for more information.
4As a percentage of benefit base.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges and negative Policy Adjustments that substantially increase costs.

	Lowest Annual Cost $1,213	Highest Annual Cost $3,334
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Premium Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Premium Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in the Policy. The value of Your Policy will fluctuate based on the performance of the investment options You choose, including the variable Subaccounts and any Fixed Account options. If the investments perform poorly, Your Policy Value may decline, and You could lose some or all of Your investment.

You bear the entire investment risk for all amounts You put in the Separate Account. You could lose the amount that You invest.
Summary Investment Choices – Selection of Underlying Portfolios
Is This a Short-Term Investment?	No. This Policy is not a short-term investment and is not appropriate for investors who need ready access to cash. It is designed for long-term retirement or financial planning purposes.			Summary
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Policy. Each investment option—including variable Portfolios and any fixed options—has its own unique risks. Investors should carefully review the available investment options before making an investment decision.
  Transamerica reserves the right to eliminate or substitute any Portfolio if it becomes unavailable or inappropriate.
  New Subaccounts may be added, and existing ones may be removed at Transamerica’s discretion.
Volatility Control Strategies
  One or more of the underlying fund Portfolios that may be designated investment options under each optional rider, in part, may include a volatility control strategy.
  Volatility control strategies, in periods of high market volatility, could limit Your participation in market gains; this may conflict with Your investment objectives by limiting Your ability to maximize potential growth of Your Policy Value and, in turn, the value of any guaranteed benefit that is tied to investment performance.
  You should carefully evaluate with Your financial adviser whether to invest in underlying fund Portfolios with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on Your investment objectives, Your Policy Value and the benefits under the riders.
You bear the full investment risk, and the value of Your Policy may decline based on the performance of the Portfolios You select. Some Portfolios may employ volatility control strategies, which can limit participation in market gains and may not align with all investment objectives.
Investment Choices
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to the financial condition and claims-paying ability of Transamerica Financial Life Insurance Company. Any obligations under the Policy—including those associated with the Fixed Account, guaranteed benefits, death benefits or annuity payments—are not guaranteed by any federal agency and are subject to the claims-paying ability of Transamerica.

More information about Transamerica Financial Life Insurance Company, including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Other Information – Transamerica Financial Life Insurance Company Other Information - Financial Condition of the Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. The Policy imposes restrictions on investment options and transfers.
  If You elect certain optional riders—such as the Income Select for Life Rider—You must allocate 100% of Your Policy Value to specific designated investment options.
  Some designated investment options may include volatility control strategies. These strategies may limit Your participation in market gains during periods of high volatility, potentially conflicting with Your investment objectives.
  You are allowed up to 12 free transfers per Policy Year. A $10 fee may apply for each additional transfer.
  Transfers from the Fixed Account may be subject to an Excess interest Adjustment and are limited to interest-only amounts unless at the end of a guaranteed period.
  We reserve the right to add, remove or substitute investment options, close Subaccounts to new investments, reallocate funds if a Subaccount is eliminated, limit the number of Subaccounts You may invest in at one time and to refuse additional premium payments under certain conditions.
Investment Choices
Are There any Restrictions on Policy Benefits?
Yes. There are restrictions and limitations on benefits under the Policy.
  Guaranteed Lifetime Withdrawal Benefit (GLWB).withdrawals exceeding the maximum annual withdrawal amount are considered excess withdrawals and may reduce or eliminate the benefit.
  An additional death payment option is only available if elected with the Income Select for Life Rider. The benefit may be reduced or forfeited if withdrawals exceed the allowed amount or if the rider is terminated.
  Transamerica reserves the right to modify or discontinue optional benefits for new purchasers, change the terms of benefits subject to regulatory approval and substitute investment options that may impact benefit calculations.
  In some cases, a benefit may not be available through all financial intermediaries or all states. For more information on the options available for electing a benefit, please contact Your financial intermediary or our Administrative Office.
Investment Choices - Addition, Deletion, or Substitution of Investments
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
You should consult a qualified tax professional to understand how the tax rules apply to Your specific situation.
  Earnings within the Policy grow tax deferred. This means You won’t pay taxes on investment gains until You make a withdrawal or receive annuity payments..
  Withdrawals from the Policy are generally treated as ordinary income and may be subject to federal income tax or a 10% federal tax penalty if taken before age 59 ½.
  If the Policy is purchased through a tax-qualified plan (such as a 401(k), 403(b), or IRA), there is no additional tax benefit from the Policy itself. These plans already provide tax deferral, so the Policy’s tax-deferred feature is redundant.
Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this Policy to You, in the form of commissions, revenue sharing arrangements where the principal underwriter may pay additional amounts to broker-dealers for marketing support, training or access to sales representatives, in addition to non-cash compensation such as meals, travel, entertainment or participation in conferences and seminars.

These compensation structures may create a financial incentive for investment professionals to recommend this Policy over other investment products, even if those alternatives may be more suitable for the investor.

Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly known as Transamerica Capital, Inc. (“TCI”)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
Other Information – Distribution of the Policies
Should I Exchange My Policy?
Before exchanging Your Policy, You should carefully compare the features, fees and benefits of both Policies. You should be aware of any surrender charges or penalties for terminating Your current Policy and know whether the new Policy better meets Your financial goals.

You should not exchange another annuity for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest and not simply better for the person trying to sell You this Policy.

Some investment professionals may have a financial incentive to recommend that You exchange Your existing annuity Policy for a new one. This is because they may receive new commissions or other compensation for the sale.

Other Information – Distribution of the Policies

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89353J591?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.54%	3.81%	2.91%	1.72%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.96%	10.36%	2.09%	4.64%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.97%	11.54%	3.59%	6.05%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.02%	12.84%	5.57%	7.80%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2010, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write to us at:
Transamerica Financial Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-110048
EDGAR Contract Identifier No. is #C000018058